Exhibit 99.1

Alibaba Group Announces Completion of Exchange Offer for Outstanding Senior Notes

Hong Kong, China, October 9, 2025 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced that it has completed the exchange offer for its outstanding USD-denominated senior unsecured notes that were issued in November 2024.

On September 4, 2025, Alibaba commenced an exchange offer to exchange (i) up to US$1,000 million aggregate principal amount of its 4.875% Senior Notes due 2030, (ii) up to US$1,150 million aggregate principal amount of its 5.250% Senior Notes due 2035, and (iii) up to US$500 million aggregate principal amount of its 5.625% Senior Notes due 2054, which have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for equal principal amounts of its outstanding 4.875% Senior Notes due 2030, 5.250% Senior Notes due 2035 and 5.625% Senior Notes due 2054 (collectively, the “Outstanding Notes”), which were issued in November 2024 in transactions exempt from registration under the Securities Act.

The exchange offer expired at 5:00 p.m., New York City time, on October 2, 2025 and tender through guaranteed delivery procedures expired at 5:00 p.m., New York City time, on October 7, 2025. Based on the final count by the exchange agent for the exchange offer, as of 5:00 p.m., New York City time, on October 7, 2025, holders of (i) US$995,709,000, or 99.6%, of outstanding 4.875% Senior Notes due 2030, (ii) US$1,144,896,000, or 99.6%, of outstanding 5.250% Senior Notes due 2035 and (iii) US$496,025,000, or 99.2%, of outstanding 5.625% Senior Notes due 2054 had tendered their outstanding notes for exchange (collectively, the “Tendered Notes”). The Tendered Notes have been cancelled.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the securities described herein, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of such securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. A registration statement on Form F-4 (File No. 333-288794) relating to the exchange offer was declared effective by the U.S. Securities and Exchange Commission on September 4, 2025. The exchange offer was made only pursuant to the exchange offer documents that were distributed to holders of the Outstanding Notes, including the prospectus dated September 4, 2025 and the related letter of transmittal.

About Alibaba Group

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

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Alibaba Group Holding Limited

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